Filed Pursuant to Rule 433
CIK #0001881928
File No.: 333-259603


Letter to MAG 2021 Annual Conference and Tech Forum Attendees

American CryptoFed DAO sponsored the in-person MAG Networking Reception on September 19, 2021. We invite you to check out a 7-minute video including comments from Kathy Hanna, John Drechny and Samir Patel, a member of the Miami-Dade Cryptocurrency Task Force, which speaks to American CryptoFed?s plan to bring local governments and MAG merchants together to create a new cryptocurrency and payments ecosystem.

https://www.americancryptofed.org/
(Please scroll down the home page to just under the Locke &
Ducat token descriptions to find the video titled,  ?MAG 2021
ANNUAL CONFERENCE NETWORKING RECEPTION SEPTEMBER 19, 2021, IN
ORLANDO?)

The Miami-Dade Cryptocurrency Task Force (please see report below) is responsible for exploring the feasibility of receiving cryptocurrency as payment for county taxes, fees, and services, and recognizes the significance of MAG merchants? engagement. CryptoFed is exploring the feasibility with Miami-Dade county as well as additional municipalities in Wyoming for the launch of our Ducat Economic Zone Plan. All participating municipalities will accept our inflation protected stable token Ducat in its native form and receive additional tax revenue donations from CryptoFed.

Miami-Dade task force on county cryptocurrency use https://www.miamitodaynews.com/2021/07/20/task-force-probes-county-cryptocurrency-use/

At the in-person MAG Annual Conference in Orlando, payment executives (as individuals, not companies) from the following 24 merchants have expressed interest in joining a due diligence workgroup to explore the feasibility of accepting our Ducat inflation protected stable token. A payment executive for Delta Airlines Treasury Department will lead this workgroup. We would like to extend an invitation to all individuals that represent MAG merchants to join the workgroup in their individual capacity. We expect that lawmakers from the State of Wyoming legislature, members from Miami-Dade County Cryptocurrency Task Force and mayors across the nation will join this due diligence workgroup.

1)	7-Eleven, Inc.
2)	ADT Security
3)	Aldi
4)	AutoNation
5)	Bath & Body Works
6)	 Best Buy
7)	Bridgestone
8)	CEFCO Convenience Stores
9)	 Conexxus, Inc.
10)	Delta
11)	EG America
12)	ExxonMobil
13)	 Faraway
14)	 Kroger
15)	Love?s Travel Stops & Country Stores
16)	Maritz LLC
17)	Nationwide Insurance
18)	 Restaurant Brands International
19)	 Sinclair Oil
20)	Southwest Airlines
21)	Texas Instruments
22)	Verizon Wireless
23)	Victoria's Secret & Co.
24)	 Wendy?s

The key feature of our Ducat Economic Zone Plan is that it separates monetary supply of Ducat from the credit or lending function of the US banking system. CryptoFed does not create the monetary supply of Ducat, ex nihilo, but through the actual purchase usage and savings in the real-world economy. CryptoFed leverages the activities of making purchases and savings as the method to put Ducat into circulation. To this extent, the rewards and interest paid out by CryptoFed are not costs, but simply the method for Ducat to be put into circulation and to be adjusted in the future towards zero inflation and deflation. Merchants not only pay zero transaction fees for accepting Ducat as payment for goods and services, but also receive 1%-4% rewards for every purchase transaction made in Ducat, while consumers receive 5.5% - 12% rewards. All rewards are paid by CryptoFed as a method (fiscal policy) to put Ducat into circulation (not as costs), to directly drive effective demand for generating maximum employment. For holding Ducat, CryptoFed pays 3% - 5% annual interest in Ducat as a method (monetary policy) to adjust saving and spending for deterring and curing possible inflation. The adjustment of rewards and interest rates will be optimized over time via machine learning with the accumulation of historical data. CryptoFed?s business model is driven, not by revenue, but by rewards and interest paid out and the stability of Ducat currency. Zero inflation is the only and ultimate restriction for CryptoFed to pay out rewards to consumers, merchants, local governments, and Ducat holders.

We formally invite you as an individual to join our Ducat Economic Zone. We hope you can help us expand the Ducat Economic Zone, improve the CryptoFed Constitution, and participate in discussions with government representatives to provide the merchant perspective. In return, merchant attendees are eligible to receive a grant of 10 million Locke Governance tokens per person. Locke grants are restricted and untradeable until the SEC declares CryptoFed?s Form S-1 filing effective, and the price of Locke is sustained for one-month above $0.10 USD on compliant exchanges. Participants are required to sign one page agreement to accept the token grant and the Constitution.
For compliance purposes, we filed with the US Securities and Exchange Commission (SEC) to register our two tokens: Locke and Ducat. For your reference, below are the related links for the filings. Federal compliance by CryptoFed will be a major way of ensuring due diligence by not only merchants, but also state and local governments.
*	Press release
https://www.prnewswire.com/news-releases/american-
cryptofed-dao-files-with-the-sec-to-be-a-public-company-
301379838.html
* SEC Filing Documents on CryptoFed Website https://www.americancryptofed.org/sec-disclosure
*  Whitepaper
https://www.americancryptofed.org/whitepaper

Please respond to this email if you are interested in participating in the CryptoFed Due Diligence Workgroup and accepting the Locke token grant. We will send you the one-page agreement for receiving the grant. Your participation in the CryptoFed Due Diligence Workgroup is completely voluntary, does not entail any specific requirements and can be ceased at your discretion with no penalty.